Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended
	March 31, 2013	March 31, 2012
	$	$
Available earnings:
Earnings before income taxes and equity earnings	24	38
Add fixed charges:
Interest expense incurred	22	19
Amortization of debt expense and discount	1	5
Interest portion of rental expense (1)	3	2

Total earnings as defined	50	64

Fixed charges:
Interest expense incurred	22	19
Amortization of debt expense and discount	1	5
Interest portion of rental expense (1)	3	2

Total fixed charges	26	26
Ratio of earnings to fixed charges	1.9	2.5

(1)	Interest portion of rental expense is calculated based on the proportion deemed representation of the interest component (i.e. 1/3 of rental expense).